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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

[X] Form 10-KSB

For the annual period ended December 31, 1997
Commission File No. 000-17945

PART I    REGISTRANT INFORMATION

Full Name of Registrant:

INTERNATIONAL META SYSTEMS, INC.

Address of Principal Executive Office:

7718 Wood Hollow Drive, Suite 150
Austin, Texas 78731

PART III  NARRATIVE

The annual report on Form 10-KSB for International Meta Systems, Inc., (the Company) for the year ended December 31, 1997, is due
to be filed on March 31, 1998.    The Company filed for
reorganization under Chapter 11 of the United States Bankruptcy Code on March 2, 1998. The Company's former auditors have resigned. The Company has not yet appointed successor auditors to examine the Company's financial statements for the year ended December 31, 1997.

The Company has asked the SEC to grant it relief from the periodic filing requirements under the Securities and Exchange Act of 1934 during the pendency of the bankruptcy case, on the condition that the Company file with the SEC, under cover of Form 8-K, the monthly financial reports which the Company must file under the Bankruptcy Code. As of March 31, 1998, the SEC has not ruled on the Company's request for relief.

PART IV   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

Lee Hoevel          512-795-8825

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] YES          [   ] NO

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(3) Is it anticipated that any significant in results of
operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X ] YES          [   ] NO

STATEMENT OF ANTICIPATED CHANGE IN RESULTS OF OPERATIONS

The Company expects that it will report a significant change in its operations for the year ended December 31, 1997, compared to the year ended December 31, 1996, due to the continued deterioration in its financial condition which resulted in the bankruptcy filing. On the date of the bankruptcy filing, the Company listed its total assets at $2,254,766, and total liabilities at $7,157,462. The Company has reported to the bankruptcy court that its unaudited operating loss for the fiscal year ended December 31, 1997 was $9,232,574. The Company's 10-KSB for the prior year, ended December 31, 1996, had previously reported a net loss from operations for fiscal 1996 of $7,134,779.

SIGNATURES

International Meta Systems, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: MARCH 31, 1998

INTERNATIONAL META SYSTEMS, INC.

 /S/ LEE HOEVEL
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LEE HOEVEL, PRESIDENT
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